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EXHIBIT 12.1

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net income (loss) from continuing operations, pretax	$7,227,218	$15,586,859	$(37,279,758)	$116,197,487	$(206,093,138)	$(76,207,777)
Add (Subtract):
Loss (income) from Equity Affiliates	81,885	697,856	(3,671,386)	1,259,767	438,507	2,347,296
Distributions from Equity Affiliates	24,365	428,471	4,633,707	503,567	12,493,710	931,941
Fixed charges	11,010,417	42,372,781	52,716,944	62,979,036	80,102,075	108,656,702
Capitalized interest	—	—	—	—	—	—

Income (loss) before fixed charges	$18,343,885	$59,085,967	$16,399,507	$180,939,857	$(113,058,846)	$35,728,162

Fixed charges:
Interest expense	$11,010,417	$42,372,781	$52,716,944	$62,979,036	$80,102,075	$108,656,702
Capitalized interest	—	—	—	—	—	—
Preferred stock dividends	537,460	12,236	14,500	14,500	14,500	14,539

Total fixed charges and preferred stock dividends	$11,547,877	$42,385,017	$52,731,444	$62,993,536	$80,116,575	$108,671,241

Ratio of earnings to fixed charges and preferred stock dividends	1.6	1.4	—	2.9	—	—

Deficiency	$—	$—	$36,331,937	$—	$193,175,421	$72,943,079

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  EXHIBIT 12.1
ARBOR REALTY TRUST, INC. AND SUBSIDIARIES Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Unaudited)